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                              June 9, 2023

       Thomas A. Ellman
       Chief Financial Officer
       GATX Corporation
       233 South Wacker Drive
       Chicago, IL 60606-7147

                                                        Re: GATX Corporation
                                                            Form 10-K for the
Fiscal Year ended December 31, 2022
                                                            Filed February 16,
2023
                                                            File No. 001-02328

       Dear Thomas A. Ellman:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year ended December 31, 2022

       Financial Statements
       Note 12 - Share-Based Compensation, page 87

   1. We note disclosures in the last paragraph on page 48, second-to-last paragraph on page
                                                        87, and first paragraph
on page 89, indicating that you have participating securities, as defined in FASB ASC
260-10-20, which may need to be considered in your computations of basic earnings per
share pursuant to FASB ASC 260-10-45-61.

                                                        For example, you state
  The dividends that accrue on all stock options and stock
                                                        appreciation rights are
paid upon vesting and continue to be paid until the stock options or stock appreciation
rights are exercised, canceled, or expire" and "We accrue dividends on all restricted stock
units and pay those dividends when the awards vest."

                                                        However, there is no
indication among your disclosures on page 94 of how the
                                                        participating
securities have been reflected in your computations of basic earnings per
 Thomas A. Ellman
GATX Corporation
June 9, 2023
Page 2
         share, using the two-class method prescribed by FASB ASC
260-10-45-60A.

         Tell us how you have evaluated the terms of the participating securities relative to the requirements for using the two-class method in FASB ASC 260-10-45-60B, including your application of the guidance in FASB ASC 260-10-45-65 and 66. Also clarify the extent to which holders of unvested participating securities have nonforfeitable rights to dividends or dividend equivalents that would need to be included in your computations pursuant to FASB ASC 260-10-45-61A.

         Please submit any revisions that you propose to apply or to clarify how you have applied or considered these requirements in presenting basic earnings per share.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Robert
Babula, Staff Accountant, at (202) 551-3339 with any questions.



FirstName LastNameThomas A. Ellman                             Sincerely,
Comapany NameGATX Corporation
                                                               Division of
Corporation Finance
June 9, 2023 Page 2                                            Office of Energy
& Transportation
FirstName LastName